UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-54137
CUSIP NUMBER 69208T101

(Check One):	Form 10-K ☑	Form 20-F ☐	Form 1l-K ☐	Form 10-Q ☐	Form 10-D ☐	Form N-SAR ☐	Form N-CSR ☐

For Year Ended:  December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:_____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

OxySure Systems, Inc.
Full Name of Registrant

Former Name if Applicable

10880 John W. Elliott Drive, Suite 600
Address of Principal Executive Office (Street and Number)

Frisco, Texas 75033
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 1, 2013 the OxySure Systems Inc.'s Board of Directors engaged Sadler, Gibb & Associates, LLC ("Sadler") as the Company's independent registered public accounting firm for the year ending December 31, 2013. Prior to that, the Company's independent registered public accounting firm was Sam Kan & Company (“SKC”). On March 5, 2014, the Company received a letter from the Securities & Exchange Commission advising that SKC has lost the privilege of appearing or practicing before the Commission as an accountant, effective February 20, 2014. This means that SKC is unable to re-issue the Company’s 2012 audited financial statements (or any other public company’s financials on or after February 20, 2014). As a consequence, the Company is required to have its 2012 financial statements re-audited by Sadler, along with audit of the 2013 financial statements. As a result, OxySure could not complete its financial closing and filing process prior to March 31, 2013. Accordingly, the Form 10-K cannot be filed within the prescribed time period without unreasonable effort or expense.

OxySure currently anticipates that the Form 10-K for the year ended December 31, 2013 will be filed as soon as practicable and no later than Tuesday, April 15, 2014.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Julian T. Ross	(972)	294-6450
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑  No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

OxySure Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2014	By:	/s/ Julian T. Ross
Julian T. Ross,
Chief Executive Officer and Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).